Exhibit 7 to
Schedule 13D

November 10, 2008

Goldman, Sachs & Co.

c/o Goldman, Sachs & Co.

85 Broad Street

New York, NY 10004

Re:  Las Vegas Sands Corp. - Lock-Up Agreement

Ladies and Gentlemen:

The undersigned understands that you, as representative, propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) on behalf of the Underwriters named in Schedule I to such agreement (collectively, the “Underwriters”), with Las Vegas Sands Corp., a Nevada corporation (the “Company”), providing for a public offering of Series A cumulative perpetual preferred stock, liquidation preference $100 per share (the “Preferred Stock”), 5,196,300 warrants (the “Warrants”) to purchase an aggregate of approximately 86,605,173 shares of common stock, par value $0.001 per share (the “Common Stock”), and an aggregate of 181,818,182 shares of Common Stock of the Company (collectively, the “Securities”) pursuant to a Registration Statement on Form S-3 to be filed with the Securities and Exchange Commission (the “SEC”).

In consideration of the agreement by the Underwriters to offer and sell the Securities, and of other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the undersigned agrees that, during the period specified in the fourth paragraph of this agreement (the “Lock-Up Period”), the undersigned will not offer, sell, contract to sell, pledge (except that the undersigned may enter into margin loans with respect to the Undersigned’s Shares (as defined below)), grant any option to purchase, make any short sale or otherwise dispose of any shares of Preferred Stock of the Company, or securities convertible into, exchangeable for, or that represent the right to receive, shares of Preferred Stock of the Company (or any such substantially similar securities), whether now owned or hereinafter acquired (collectively the “Undersigned’s Shares”).

The foregoing restriction is expressly agreed to preclude the undersigned from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the Undersigned’s Shares even if such shares would be disposed of by someone other than the undersigned. Such prohibited hedging or other transactions would include without limitation any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to any of the Undersigned’s Shares or with respect to any security that includes, relates to, or derives any significant part of its value from such shares.

The Lock-Up Period will commence on the date of this Lock-Up Agreement and continue for 365 calendar days after the public offering date set forth on the final prospectus used to sell the Securities pursuant to the Underwriting Agreement.

Notwithstanding the foregoing, the undersigned may make offers, sales, agreements to offer or sell, solicitations of offers to purchase, swaps, or other disposals of, or transactions in, any of the Undersigned’s Shares (i) as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the restrictions set forth herein, (ii) to Sheldon G. Adelson, Dr. Miriam Adelson or the undersigned if such transaction is without consideration, (iii) to any beneficiary of the undersigned or any trust, limited liability company, partnership or corporation for the direct or indirect benefit of the undersigned, a beneficiary of the undersigned or the immediate family of such undersigned or beneficiary, provided that such beneficiary of the undersigned, trust, limited liability company, partnership, corporation or immediate family member, as applicable, agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and provided further that in the event any such transfer shall trigger a filing with the SEC, the undersigned shall notify Goldman, Sachs & Co. upon making such filing, (iv) with the

Dr. Miriam Adelson Lockup Agreement	Page 1 of 2

prior written consent of Goldman, Sachs & Co. on behalf of the Underwriters, (v) to the estate of the undersigned or any beneficiary of or estate of a beneficiary of the undersigned pursuant to a trust, will or other testamentary document or applicable laws of descent or (vi) in the event of the deaths of both Dr. Miriam Adelson and Sheldon G. Adelson, or a member of his or her immediate family, in order to raise cash to pay any estate or generation-skipping taxes that become due by reason of any such death. In addition, notwithstanding the foregoing, if the undersigned is a corporation, the corporation may transfer the Undersigned’s Shares to any wholly-owned subsidiary of such corporation; provided, however, that in any such case, it shall be a condition to the transfer that the transferee execute an agreement stating that the transferee is receiving and holding such capital stock subject to the provisions of this Lock-Up Agreement and there shall be no further transfer of such capital stock except in accordance with this Lock-Up Agreement, and provided further that any such transfer shall not involve a disposition for value. For purposes of this Lock-Up Agreement, “immediate family” of an individual shall include his or her spouse, and the ancestors, siblings or issue of said individual, said spouse and said siblings and any relative by blood, marriage or adoption, not more remote than first cousin. Additionally, Sheldon G. Adelson, Dr. Miriam Adelson and the undersigned may make offers, sales, agreements to offer or sell, solicitations of offers to purchase, swaps, or other disposal of, or transactions in, any of the Undersigned’s Shares to one or more organizations which are tax exempt under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, and including, but not limited to, the Dr. Miriam and Sheldon G. Adelson Charitable Trust u/d/t dated December 12, 1994, as amended; provided, that the aggregate amount transferred by all of the undersigned parties pursuant to this sentence shall not exceed the sum of one hundred million dollars ($100,000,000).The undersigned now has, and, except as contemplated above in this paragraph, for the duration of this Lock-Up Agreement will have, good and marketable title to the Undersigned’s Shares, free and clear of all liens, encumbrances, and claims whatsoever. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the Undersigned’s Shares except in compliance with the foregoing restrictions.

The undersigned understands that the Company and the Underwriters are relying upon this Lock-Up Agreement in proceeding toward consummation of the offering. The undersigned further understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors, and assigns.

Very truly yours,

/s/ Miriam Adelson

Dr. Miriam Adelson

Dr. Miriam Adelson Lockup Agreement	Page 2 of 2